Exhibit 99.2

Enercom Oil and Gas Conference August 2019 sundanceenergy.net

Disclaimers Important Notice and Disclaimer IMPORTANT: You are advised to read the following carefully before making any use of the information contained in this presentation. Except as required by law, no representation or warranty, express or implied, is made by Sundance or any of the Sundance Related Persons, as to the currency, fairness, accuracy, completeness, reliability or correctness of the information contained in this presentation, or as to the reasonableness of any assumption upon which information contained in this presentation is based. Statements made in this presentation are made only at the date of the presentation. The information in this presentation remains subject to change without notice. Summary information This presentation has been prepared by Sundance Energy Australia Limited ACN 112 202 883 (Sundance or the Company) and contains summary information about the current activities of Sundance and its subsidiaries as at the date of this presentation. The information in this presentation is of a general nature and does not purport to be complete. This presentation does not purport to contain all of the information that an investor should consider when making an investment decision nor does it contain all of the information which would be required in a product disclosure statement or prospectus prepared in accordance with the requirements of the Corporations Act 2001(Cth) (Corporations Act). This presentation should be read in conjunction with the periodic and continuous disclosure announcements made by Sundance which are available at www.asx.com.au. Not financial or product advice This presentation is for information purposes only and is not a prospectus, disclosure document, product disclosure statement or other offering document under Australian law or under any other law. This presentation is not financial product advice or investment advice and has been prepared without taking into account the objectives, financial situation and particular needs of individuals. Before making an investment decision, prospective investors should consider the appropriateness of the information having regard to their own objectives, financial situation and needs and seek appropriate advice, including financial, legal and taxation advice appropriate to their jurisdiction. Financial information All dollar values contained in this document are expressed in U.S. dollars unless otherwise stated. Totals may vary slightly due to rounding. Investors should also note that Sundance’s results are reported under Australian International Financial Reporting Standards (IFRS). Investors should be aware that certain financial data included in this presentation, including EBITDA, EBIT, EPS, gearing, net debt, UNPAT cash conversion, interest cover ratio and measures described as “normalised”, are “non-IFRS financial information” under Regulatory Guide 230 (Disclosing non-IFRS financial information) published by the Australian Securities and Investments Commission (ASIC) and also ‘non-GAAP financial measures’ within the meaning of Regulation G under the U.S. Securities Exchange Act of 1934, as amended. The non-IFRS financial information/non-GAAP financial measures do not have a standardised meaning prescribed by IFRS or U.S. GAAP and therefore may not be comparable to similarly titled measures presented by other entities, nor should it be construed as an alternative to other financial measures determined in accordance with IFRS or U.S. GAAP. Investors are cautioned, therefore, not to place undue reliance on any non-IFRS financial measures/non-GAAP financial measures included in this presentation. Investment risk An investment in Sundance shares is subject to investment and other known and unknown risks, some of which are beyond the control of Sundance, including possible loss of income and principal invested. Sundance does not guarantee any particular rate of return or the performance of Sundance, nor does it guarantee the repayment of capital from Sundance or any particular tax treatment. In considering an investment in Sundance shares, investors should have regard to (amongst other things) the “Key Risks” section in this presentation when making their investment decision.

Disclaimers Industry data Certain market and industry data used in connection with this presentation, including in relation to other companies in Sundance’s peer group, may have been obtained from public filings, research, surveys or studies conducted by third parties, including industry or general publications and other publicly available information. Neither Sundance nor any of its subsidiaries or any of the respective directors, officers, employees, representatives, agents or advisers of Sundance or its subsidiaries (Sundance Related Persons) has independently verified any such market or industry data provided by third parties or industry or general publications. Past performance Past performance is no guarantee of future performance. Past performance given in this presentation is given for illustrative purposes only and should not be relied upon as (and is not) an indication of the Company’s views on its future financial performance or condition. Forward-looking statements The presentation includes certain forward-looking statements. Such forward-looking statements include statements relating to Sundance’s strategies and plans and any indication of, and guidance on, future events, future earnings and future financial performance. Forward-looking statements can generally be identified by the use of words such as “expect”, “anticipate”, “likely”, “intend”, “should”, “could”, “may”, “predict”, “plan”, “propose”, “will”, “believe”, “forecast”, “estimate”, “target”, “outlook”, “guidance” or similar expressions. The forward-looking statements in this presentation speak only as at the date of this presentation. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Sundance disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this presentation. Any such forward-looking statements involve subjective judgment and analysis and are subject to significant uncertainties, risks and contingencies and other factors, including the risks described in this presentation under “Key risks”. Such risks may be outside the control of and/or may be unknown to Sundance and the Sundance Related Persons. Any forward-looking statements included in this presentation, including projections, guidance on future revenues, earnings and estimates, and the future performance of Sundance post Acquisition, are provided as a general guide only. Forward-looking statements are based on assumptions and contingencies which are subject to change without notice. Neither Sundance nor any Sundance Related Person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this presentation will actually occur. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Not an offer This presentation is for information purposes only and is not a prospectus, product disclosure statement or other disclosure or offering document under Australian law or any other law. This presentation has not been, nor will it be, lodged with the Australia Securities & Investments Commission. Each recipient of this presentation should make its own enquiries and investigations regarding all information included in this presentation including the assumptions, uncertainties and contingencies which may affect Sundance’s future operations and the values and the impact that future outcomes may have on Sundance.

Disclaimers Proved Reserves Ryder Scott Company, L.P. (Ryder Scott) has prepared an independent estimate of the proved reserves, future production and income attributable to Sundance Energy’s leasehold interests in the Eagle Ford shale play in the State of Texas, USA as of 1 January 2019. The Company’s reserves at 31 December 2018 were announced and filed with the ASX on 11 and 15 March 2019 The volumes classified as reserves in the Ryder Scott report have been assigned to both oil, NGL and gas reserves and represent 100% of the total net proved and probable liquid hydrocarbon and gas reserves of the Assets at the report date (including producing, non-producing and undeveloped). The reserves estimate were prepared in accordance with the classification and reporting requirements of in accordance with SEC guidelines and definitions. The reserves estimates were calculated using a deterministic methodology. Ryder Scott utilized proprietary data relating to existing production and lease operating costs from the current Asset wells to forecast a future production stream and associated cash flows based on the economic interest of the Company, and the U.S. Securities and Exchange Commission’s 12-month average pricing rules, calculated as the unweighted arithmetic mean of spot prices on the first day of the preceding 12 months. This methodology resulted in a WTI Cushing average benchmark oil price of $65.56/bbl, a Henry Hub average benchmark gas price of $3.10/mmbtu, realized NGL pricing of ~43% of WTI Cushing average benchmark price. Lease operating expense estimates comprising a fixed and variable component based on historic operating expense reports. The reference point for the volumes produced is at the wellhead. Qualified Resource Evaluator's Statement The information in this presentation that relate to petroleum reserves in Eagle Ford leasehold interests held by Sundance is based on, and fairly and accurately represents, in the form and content in which is appears, information and supporting documentation prepared by, or under the supervision of, Mr. Stephen E Gardner, qualified petroleum reserves and resources evaluator. Mr. Gardner is a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers, currently serving in the latter organization's Denver Chapter as Chairman. Mr. Gardner has sufficient experience that is relevant to the evaluation to the evaluation and estimation of petroleum reserves to qualify as a Qualified Reserves and Resources Evaluator as defined in the Australian Securities Exchange Listing Rules. Mr. Gardner is not an employee of Sundance or a related party but an employee of Ryder Scott Company, L.P. Mr. Gardner has consented to the inclusion of Ryder Scott’s reserve evaluations effective 1 January 2019 in the form and content in which they appear. The Company’s reserves at 31 December 2018 were announced and filed with the ASX on 11 and 15 March 2019.

A Leading Pure Play Eagle Ford Producer

▪ Strategic Focus on Producing Free Cash Flow While Delivering Growth

- Expected 2H19 Free Cash Flow generation while also growing production and EBITDA
- 10 wells turned to sales year to date; 8 more wells expected to IP in 3Q19
- 2019 wells continue track record of material type curve outperformance
- Robust hedge book protects ~8,033 bopd (76% of forecast production) at ~$60/bbl floor for remainder of 2019; 2020 crude hedges protects 5,605 bopd at ~$57/bbl floor
- Midstream constraints fully removed by tie-in of two additional compressors

ASX Symbol:	SEA
Nasdaq Symbol:	SNDE
Market Cap[1]:	$79 MM
Enterprise Value[1]:	$420 MM
12/31/18 1P PV-10 Value[2]	$1,110 MM
Proved Reserves[2]:	93.2 mmboe
% PDP Reserves[2]:	29.2%
Net Acreage:	49,222

▪ Strong Balance Sheet and Robust Liquidity

- $63 MM of available short term liquidity on balance sheet[4] before Dimmit proceeds
- Announced Dimmit sale for $29.5MM purchase price adds further liquidity upon close
- Recent ~40% RBL increase demonstrates significant ongoing lender support
- Debt-to-Expected 2019 EBITDAX of sub 2.0x; no debt maturities until 4Q 2022

Product	1Q19 Sales	FY18 Sales
Oil (bbls)	722,396	2,256,043
Gas (mcf)	1,272,546	4,533,604
NGLs (bbls)	172,736	496,624
Total (boe)	1,107,222	3,508,268
Boe/d	12,302	9,612
1Q19 % Crude Oil:		68%
Debt to Expected 2019 EBITDA[4]		2.0x

▪ High Quality Asset Base Enables Growth Even at Lower Oil Prices

- Deep inventory of wells with full-cycle break even costs of ~$30.00 per boe allows Sundance to deliver production and EBITDA growth under various oil price scenarios
- 49,222 net acres primarily in the Eagle Ford's Oil and Volatile Oil Window
- 417 undrilled Eagle Ford locations represent 17+ years drilling inventory[3]
- 93.2mmboe of 1P SEC reserves representing $1,110 MM in PV-10 value[2]

(1) Enterprise Value is Market Capitalization as at 9 August 2019 plus $341MM Net Debt as of 31 March 2019.
(2) As prepared by Ryder Scott at 31 December 2018 based on SEC-based pricing. The Company's reserves at 31 December 2018 were announced and filed with the ASX on 11 and 15 March 2019.
(3) Represents total Tier 1 locations divided by 24 wells per year development cadence.
(4) Liquidity represents cash plus available borrowing capacity as of 31 March 2019 pro forma for borrowing base increase as announced on 17 May 2019.

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Evolution of Eagle Ford Pure Play Operator

Sundance's DNA is building and profitably monetizing core positions in US shale basins

- **2004** – Sundance Energy founded targeting Australia's Cooper Basin
- **2005** – Sundance completes IPO on the Australian Securities Exchange ("ASX")
- **2006** – Transition to a North American focus via acquisitions in Williston, Arkoma and Anadarko Basins
- **2009** – Sundance enters DJ Basin
- **2012** – Successful exit of the Williston Basin via sale
- **2013** – Entrance to Eagle Ford Shale via Texon Petroleum merger
- **2014** – Successful exit of the DJ Basin via sale
- **2016** – Sundance brings 100th Eagle Ford well online and begins US trading via NASDAQ ADRs
- **2017** – Successful exit of Anadarko Basin to become an Eagle Ford pure play producer
- **2018** – Acquisition of ~22K net acres from Pioneer Natural Resources JV to create leading Eagle Ford pure-play operator with material high-quality, tier-one inventory

6

Capitalization Table and Available Liquidity Strong balance sheet and significant liquidity, with no debt maturities until 4th Quarter of 2022 May 2019 borrowing base redetermination increased RBL capacity ~40% to $170 MM Firmly demonstrates continued creditworthiness of Sundance Increases significant liquidity cushion and excess dry powder Increase and addition of two banks to credit facility demonstrate strong ongoing lender support Sufficient Available Liquidity to Fund Development Through Free Cash Flow Strong organic cash flow plus available cash and short term liquidity sufficient to allow Sundance to reach free cash flow in second half of 2019 Proceeds from Dimmit sale will provide incremental liquidity cushion upon close As at 31 March 2019, pro forma for borrowing base increase as announced on 17 May 2019. Cash and Equivalents includes undrawn availability under RBL facility, including impact of $16.4mm Letter of Credit. Represents forecast EBITDA and Interest expense for 2Q19 through 4Q19. Relies upon Internal Estimates as of 01 March 2019 for EBITDA, Interest and Cash Flow figures. Available 2019 Liquidity(1) As of 31 March 2019 Cash and Available Short Term Liquidity $63.0mm Remaining 2019 EBITDA(2) $133 - 148mm Remaining 2019 Interest Expense(2) $(25)mm Remaining 2019 Cash Flow(2) $108-123mm Total Remaining 2019 Liquidity (Excludes Dimmit Proceeds) $171 – 186mm Capitalization Table As of 31 March 2019 Cash $4mm Senior Credit Facility (RBL, Due Oct 2022)(1) $95mm Second Lien Term Loan (Due Apr 2023) $250mm Total Debt Outstanding $345mm Total Net Debt Outstanding $341mm

Corporate Debt Overview Reserve Based Loan Amount: $170.0 MM availability; $95 MM drawn(1) Redetermination: Bi-annually Coupon: Floating, Libor +100bps + an additional 125-225 bps depending on utilization of the revolver(2) Term: 4.5 years Maturity: October 2022 Covenants: Current Ratio > 1.0x; Total Debt to EBITDAX < 4.0x; Interest Coverage Ratio > 2.0x Arranger: Natixis Syndicate: 7 bank syndicate (2 added in Spring 2019) Second Lien Term Loan Amount: $250 MM Coupon: Floating, Libor + 800bps Term: 5 years Maturity: April 2023 Covenants: Interest Coverage Ratio > 1.5x; Total Proved PV9 to Total Debt > 1.5x Arranger: Morgan Stanley Syndicate: 5 direct energy lending funds As of first quarter close at 31 March 2019. As Sundance utilizes a greater percentage of the capital available for drawdown under its revolver, the margin above the Base Rate increases based on the utilization rate as per the above chart. A Note On Reserve Based Loans Reserve Based Loans effectively function as revolvers. “Availability” represents amount of debt currently able to be drawn. Higher availability represents additional liquidity, not outstanding debt. Sundance has $95MM drawn on its RBL with $75MM remaining liquidity under the facility at 31 March 2019, excluding the impact of the $16.4 MM Letter of Credit outstanding (1). First Quarter 2019 Debt Covenant Metrics Total Debt to Expected 2019 EBITDAX: ~2.0x Current Ratio(1): 1.1x Interest Coverage Ratio(1): 4.4x

Debt Maturity and Service Schedule No debt maturities until 4th Quarter of 2022 Running just 2019 EBITDA guidance midpoint forward (and ignoring anticipated future growth) Sundance has sufficient cash flow to service current debt levels as evinced by elevated Debt Service Coverage Ratio Excludes impact of potential additional Cash Flow growth or anticipated debt pay downs Cash flow is more than adequate to service Sundance’s peak debt through maturity Significant Cash Flow Available for Debt Service(1) Excellent Asset Coverage Ample Cash Flow Available for Debt Service Asset Coverage Ratio Net Debt (As At 31 March 2019) $341mm 1P PV-10 (Per YE18 SEC Reserves) $1,110mm 1P Asset Coverage Ratio 3.3x PDP PV-10 (Per YE18 SEC Reserves) $483mm 1P Asset Coverage Ratio 1.4x 2022 RBL maturity amount represents drawn amount as of 31 March 2019. $34 $34 $34 $34 $34 $0 $0 $0 $95 $250 5.1x 5.1x 5.1x 1.3x 0.6x 0.0x 1.0x 2.0x 3.0x 4.0x 5.0x 6.0x $- $50 $100 $150 $200 $250 $300 2019 2020 2021 2022 2023 Debt Service Debt Maturity Implied DSCR

Valuation Discount & Moderate Leverage Significant Valuation Discount and Moderate Leverage Compared to Small/Mid Cap & Eagle Ford Peer Groups(1) Net Debt to Consensus 2019 EBITDA for all Companies represents reported Net Debt as at 30 June 2019 divided by the mean consensus 2019 EBITDA estimates as published by sell-side research analysts. Enterprise Value to Consensus 2019 EBITDA represents Enterprise Value as at 09 August 2019 divided by same. All data was sourced from Capital IQ (Standard & Poor’s market research division), Public Company Filings and Investor Presentations 2019 anticipated to be a deleveraging year, with peak net debt coming in 2Q19 At Midpoint of 2019 EBITDA Guidance 1.8x 1.2x 1.6x 0.5x 2.4x 1.8x 3.1x 2.6x 0.4x 4.5x 0.8x 4.5x 5.7x 2.2x 2.3x 2.7x 2.8x 2.9x 3.2x 3.6x 4.2x 4.2x 4.6x 5.3x 6.4x 6.8x 0.0x 1.0x 2.0x 3.0x 4.0x 5.0x 6.0x 7.0x 8.0x Net Debt / Consensus 2019 EBITDA EV / Consensus 2019 EBITDA

Positioning for Improved Liquidity and Valuation Sundance is exploring opportunities for improving trading liquidity and valuation, including the possibility of moving its place of incorporation and primary listing from Australia to the US Management believes that a redomiciliation could have the following benefits: Establishing the Sundance parent company in the U.S. would more appropriately align with Sundance’s corporate structure (as 100% of the Company’s assets and management are in US) A redomiciliation would move Sundance’s primary listing to Nasdaq, and, as such, could drive improved trading liquidity and valuation, which Sundance believes would bring it in-line with current valuations for its US based Eagle Ford peers The US market is generally viewed as much broader, deeper and more liquid than the Australian market Specific to unconventional oil and gas, the US market is viewed as being better informed regarding unconventional E&P companies due to the greater number of market participants and investors, and tends to more fully value such companies as a result Establishing the Sundance parent company in the US would simplify any potential future merger and sales transactions from both a structuring and tax perspective, and may increase attractiveness to potential merger partners or acquirers. Redomiciliation would be subject to shareholder approval Any redomiciliation transaction would be subject to, among other things, shareholder approval. There can be no assurance that Sundance will undertake any redomiciliation transaction or, if undertaken, that it would be successful in achieving any expected benefits therefrom.

Assets Deliver Attractive Returns At Lower Oil Prices Based on Company’s 2019 development program cadence of 24 wells per annum. Sundance defines Tier 1 inventory as wells delivering above a 25% IRR. Over 17 Years of Oil Rich Tier 1 Eagle Ford Drilling Inventory (1) Drilling Inventory By Location Disposition of Dimmit assets leaves Sundance with a high-graded asset portfolio of oilier, more economic locations Remaining asset base represents 17+ years of Tier 1 drilling inventory Area Atascosa La Salle Live Oak McMullen 21 McMullen 32 McMullen Total Formation EGFD EGFD EGFD EGFD EGFD EGFD Tier 1 Locations 29 82 84 32 6 184 417

Announced Sale of Dimmit County Asset Definitive agreement in place to sell all Dimmit County assets for $29.5 MM purchase price Dimmit Transaction Overview Sale of all remaining Dimmit County assets 19 gross PDP wells ~6,100 net acres Assets contributed 1,051 boepd in 1Q19 average daily sales volumes Sale to Bayshore Energy TX LLC is anticipated to close prior to the end of September 2019 Ultimate consideration subject to customary closing adjustments Important Considerations No impact to borrowing base facility Recent ~40% increase to borrowing base facility excluded all Dimmit reserves for the borrowing base calculation No change to previously released public guidance Guidance excluded any contribution from Dimmit assets beginning in May 2019 Dimmit sale proceeds add to Sundance’s already robust liquidity position as Company works to achieve free cash flow generation in the second half of 2019.

High Quality Reservoir Across Acreage Position Edwards Reef Trend A A’ A’ A Buda Eagle Ford Austin Chalk Eagle Ford Reservoir Properties EGFD thickness ranges from 130’-205’ Lower Eagle Ford averages >125 feet across position Thickness and recoverable hydrocarbons in place allow for wine rack development of two landing zones, maximizing drainage of the reservoir Good porosity of >9% across most of the EGFD Permeability, > 450 nD Low Effective Water Saturation of <25% Rich source rock with >4% TOC Majority of acreage is in the Volatile oil window

Eagle Ford Shale Basin Overview Proximity to both HSC Refining and Corpus Christi export markets provides optionality and premium pricing Corpus Christi Export Market Houston Ship Channel Refining Market Sundance currently receives netback pricing of WTI plus ~$3.50 in HSC(1) Sundance currently receives netback pricing of Brent less $6.95 at Corpus Christi At WTI Houston Argus vs WTI swap levels as of 09 August 2019, including transportation and pump-over fees.

Year to Date 2019 Development – Legacy Acreage Atascosa McMullen La Salle McMullen AREA 41 AREA 11 AREA 21 Legacy Acreage Development Detail 2 wells drilled, completed and brought online Excludes 2 well Red Ranch 18H & 19H pad included in the Dimmit divestiture Bracken well costs to date in line with with capital projections 1

Year to Date 2019 Development – Quarterhorse Acreage

Newly Acquired ("Quarterhorse") Acreage Development Detail

- 12 wells drilled, completed and brought online
- HT Chapman pad beginning flowback on 13th August
- Currently completing the H Harlan Bethune 4-well pad
- Currently drilling the extended lateral Justin Tom 2-well pad
- Well results to date continue to exceed production expectations
- Well costs to date in line with capital projections



Atascosa
AREA 41
Live Oak
McMullen
AREA 21
La Salle
AREA 11
McMullen

5 **Justin Tom Two Well Pad**
Justin Tom 08H & 09H



Atascosa
Area 41
Live Oak
5
2
3
1
4

1 **Roy Esse Four Well Pad**
15H, 16H 17H & 18H

2 **Georgia Buck Four Well Pad**
01H, 02H, 03H & 10H

3 **HT Chapman Four Well Pad**
11H, 12H, 13H & 14H

4 **Harlan Bethune Four Well Pad**
15H, 16H 17H & 18H

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Robust Initial Production Results Support 2019 Growth Plan

2019 Operations Support Continued Production Growth

- Excellent 2019 well results year to date support Sundance's production and EBITDA growth targets
- 2019 IP rates reflect revised choke strategy intended to increase EUR and overall well economics but impact initial IPs
- 10 wells placed online YTD 2019[(1)], including recently turned to sales Georgia Buck. HT Chapman pad scheduled to IP 13th August
- Sundance additionally anticipates bringing the 4-well H Harlan Bethune pad online in 3Q19
- Midpoint of 2019 daily sales volume guidance represents a ~51% y-o-y increase vs 2018 sales volumes

Well Name	County	Spud Date	IP Date	Lateral Length	Peak 24-Hr IP	30-Day Avg (boepd)	30-Day / 1,000' ft	60-Day Avg (boepd)	60-Day / 1,000' ft	% Oil
Bracken 22H	McMullen	24-Jan-19	2-Apr-19	6,792	1,690	1,053	155	964	142	76%
Bracken 23H	McMullen	22-Jan-19	2-Apr-19	6,630	1,397	856	129	824	124	76%
Roy Esse 15H	Live Oak	1-Dec-18	5-May-19	4,718	1,222	864	183	848	180	72%
Roy Esse 16H	Live Oak	28-Nov-18	5-May-19	4,792	1,371	988	206	912	190	75%
Roy Esse 17H	Live Oak	26-Nov-19	5-May-19	4,657	1,077	785	169	743	160	76%
Roy Esse 18H	Live Oak	24-Nov-19	5-May-19	4,702	1,099	805	171	753	160	73%
Georgia Buck 01H	Live Oak	21-Feb-19	24-Jul-19	3,971	1,200	-	-	-	-	86%
Georgia Buck 02H	Live Oak	23-Feb-19	24-Jul-19	3,814	1,071	-	-	-	-	86%
Georgia Buck 03H	Live Oak	25-Feb-19	24-Jul-19	3,792	1,133	-	-	-	-	84%
Georgia Buck 10H	Live Oak	26-Feb-19	24-Jul-19	3,917	1,105	-	-	-	-	85%
HT Chapman 11H	Live Oak	16-Apr-19	-	-	-	-	-	-	-	-
HT Chapman 12H	Live Oak	14-Apr-19	-	-	-	-	-	-	-	-
HT Chapman 13H	Live Oak	12-Apr-19	-	-	-	-	-	-	-	-
HT Chapman 14H	Live Oak	10-Apr-19	-	-	-	-	-	-	-	-
H Harlan Bethune 15H	Live Oak	31-May-19	-	-	-	-	-	-	-	-
H Harlan Bethune 16H	Live Oak	2-Jun-19	-	-	-	-	-	-	-	-
H Harlan Bethune 17H	Live Oak	4-Jun-19	-	-	-	-	-	-	-	-
H Harlan Bethune 18H	Live Oak	6-Jun-19	-	-	-	-	-	-	-	-
Justin Tom 08H	Atascosa	30-Jul-19	-	-	-	-	-	-	-	-
Justin Tom 09H	Atascosa	25-Jul-19	-	-	-	-	-	-	-	-

(1) Excludes the Red Ranch 18H & 19H wells included in the Dimmit divestiture

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Sundance Initial Production and Cumulative Rates vs Peers Sundance 2018 and 2019 IP and Cum rates compare very favorably to recent results from Eagle Ford peers All data is sourced from RS Energy Group (“RSEG”), a respected third party data provider and analytics company focused on the oil and gas market. Companies in comparison set represent most active oil-weighted Eagle Ford producers during 2018. IP30 Boepd/1,000’ GPI Cum 6Mo Boe /1,000’ GPI 6,786 7,944 10,206 10,727 13,735 14,090 18,923 22,549 25,986 34,085 0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 Lonestar Sanchez Carrizo SNDE Legacy PVAC Magnolia EOG SNDE Acquisition Marathon Conoco Phillips 107 108 141 145 148 193 196 207 212 0 50 100 150 200 250 Carrizo Lonestar PVAC SNDE Legacy CHK Marathon Conoco Phillips EOG SNDE Acquisition

2018 Live Oak County Initial Well Performance (1) vs Type Curve(2) 2018 Area 41 Live Oak wells are outperforming updated type curve by an average of ~ 38% to date Note: Cum Oil Type Curve is normalized to well Lateral Length Well results shown as of July 2019. Type Curve was updated at 31 December 2018 to reflect 2018 well results.

2019 Live Oak County Initial Well Performance vs Type Curve(1) 2019 Area 41 Live Oak wells are outperforming updated type curve by an average of ~ 16% to date Note: Cum Oil Type Curve is normalized to well Lateral Length Well results shown as of July 2019. Type Curve was updated at 31 December 2018 to reflect 2018 well results.

Atascosa County Initial Well Performance (1) vs Type Curve(2) 2018 Area 41 Atascosa County wells are outperforming expectations by an average of ~37% to date Note: Cum Oil Type Curve is normalized to well Lateral Length Well results shown as of July 2019. Type Curve was updated at 31 December 2018 to reflect 2018 well results.

Robust 2019 Hedge Book Guarantees Strong Cash Flow Generation All figures representative of Sundance’s remaining hedge book through 2023 as at 1st August 2019. Hedge coverage percentage represents hedges as a percentage of the midpoint of Sundance’s public oil sales volumes guidance, and does not include hedges that have already rolled off or settled in the first seven months of 2019. WTI prices as shown are inclusive of the impact from WTI-MEH basis hedges which the Company has in place. Gas Hedges(1) Oil Hedges(1) Hedging covers ~76% of remaining 2019 forecast oil sales volumes at an average ~$60 per barrel floor price(1) Gas HH/HSC Contracts Year Mcf Floor Ceiling 2019 1,305,000 $2.86 $3.13 2020 1,536,000 $2.65 $2.70 2021 1,200,000 $2.66 $2.66 2022 1,080,000 $2.69 $2.69 2023 240,000 $2.64 $2.64 Total 5,361,000 $2.71 $2.79 Crude WTI Contracts(2) LLS/Brent Contracts Year Bbl Floor Ceiling Bbl Floor Ceiling 2019 800,000 $61.72 $67.39 429,000 $57.71 $69.67 2020 2,046,000 $56.92 $60.49 - - - 2021 732,000 $50.37 $59.34 - - - 2022 528,000 $45.68 $60.83 - - - 2023 160,000 $40.00 $63.10 - - - Total 4,266,000 $54.67 $61.73 429,000 $57.71 $69.67 Gas Hedges(1) Oil Hedges(1) $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 $3.00 $3.50 - 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 9,000 2019 2020 2021 2022 2023 Mcf / day Hedged Average Ceiling Average Floor $0.00 $10.00 $20.00 $30.00 $40.00 $50.00 $60.00 $70.00 $80.00 - 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 9,000 2019 2020 2021 2022 2023 Bbls / day Hedged Average Ceiling Average Floor

High Quality Asset Base – Material Inventory With Low Full-Cycle Break Even Costs 17+ years of highly attractive Tier 1 drilling inventory with $1,110MM of 1P PV10 as at year end 2018(1) Full-cycle break even costs of ~$30.00 per boe allows production and EBITDA growth under various oil price scenarios Highly attractive single well economics across assets at existing commodity prices Strong Free Cash Flow Generation Company positioned to be self funding and cash flow neutral or positive by EOY 2019(2) Capital Discipline – Cash Flow Neutral Development Program 2019 development plan driven by focus on capital discipline and operating within cash flow 23 wells brought online in 2018; 24 wells to come online in full year 2019 with 10 already turned to sales Enhanced scale facilitates unit cost improvements in capital expenditures, operating and overhead expenses Advantaged Net Back Pricing – Firm Transport With Attractive Midstream & Pricing Economics Midstream contracts for assets acquired in April 2018 provide firm capacity to process and transport all products to Houston market for prevailing LLS/MEH pricing Brent pricing exposure via physical offtake deal for all legacy volumes Strong Balance Sheet – Ample Liquidity & Rapid Deleveraging 2Q19 ~40% increase to borrowing base provides increased liquidity cushion and demonstrates lender support Fully funded 2019 capital program scaled to remain within cash flow Debt-to-Expected 2019 EBITDAX of sub 2.0x, with significant deleveraging in 2019(2) and no debt maturities until 4Q 2022 As prepared by Ryder Scott at December 31, 2018 using SEC-based pricing. The Company’s reserves at 31 December 2018 were announced and filed with the ASX on 11 and 15 March 2019 Per internal Company estimates as at 19 March 2019 using NYMEX strip pricing. Summary Sundance Investment Highlights

For Additional Information Please Contact: United States John Roberts, VP Finance & Investor Relations jroberts@sundanceenergy.net +1 (720) 638-2400 Eric McCrady, CEO & Managing Director emccrady@sundanceenergy.net +1 (303) 543-5703 Australia Mike Hannell, Chairman + 61 8 8274 2128 or + 61 418 834 957 www.sundanceenergy.net